UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Telesis Bio Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 800

Bethesda, MD 20814

(240) 800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephen Ballas

Frank Rahmani

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

(310) 595-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Northpond Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,375,380(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,375,380(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,375,380(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons expect to purchase or otherwise beneficially acquire at the Closing of the Private Placement described in Item 3.

(2)	Based on 29,731,920 shares of Common Stock (as defined in Item 1 below) of the Issuer (as defined in Item 1 below) outstanding as of May 31, 2023, as reported by the Issuer in the Purchase Agreement (as defined in Item 3 below).

1	NAME OF REPORTING PERSONS Northpond Ventures GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,375,380(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,375,380(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,375,380(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons expect to purchase or otherwise beneficially acquire at the Closing of the Private Placement described in Item 3.

(2)	Based on 29,731,920 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported by the Issuer in the Purchase Agreement.

1	NAME OF REPORTING PERSONS Northpond Ventures II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,750(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons expect to purchase or otherwise beneficially acquire at the Closing of the Private Placement described in Item 3.

(2)	Based on 29,731,920 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported by the Issuer in the Purchase Agreement.

1	NAME OF REPORTING PERSONS Northpond Ventures II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,750(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons expect to purchase or otherwise beneficially acquire at the Closing of the Private Placement described in Item 3.

(2)	Based on 29,731,920 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported by the Issuer in the Purchase Agreement.

1	NAME OF REPORTING PERSONS Michael P. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,844,130(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,844,130(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,844,130(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The beneficial-ownership figures and percentage reported in this table do not include any securities that the Reporting Persons expect to purchase or otherwise beneficially acquire at the Closing of the Private Placement described in Item 3.

(2)	Based on 29,731,920 shares of Common Stock of the Issuer outstanding as of May 31, 2023, as reported by the Issuer in the Purchase Agreement.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 1, 2021, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on April 19, 2023 (as amended by Amendment No. 1, the “Schedule 13D”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Telesis Bio Inc., a Delaware corporation (the “Issuer”).

Unless specifically amended or supplemented by this Amendment No. 2, the disclosures set forth in the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Items 4 and 6 of this Amendment No. 2 is incorporated by reference into this Item 3.

As previously reported in Amendment No. 1, one of the Reporting Persons was a member of an investor syndicate that submitted a non-binding expression of interest and related term sheet for a potential investment in the Issuer. On May 31, 2023, Northpond Ventures, LP (“NPV I”), which is one of the Reporting Persons, entered into a redeemable convertible preferred stock and warrant purchase agreement (the “Purchase Agreement”), by and among the Issuer, NPV I and the other investors party thereto, pursuant to which NPV I agreed to purchase from the Issuer at the closing of a private placement (the “Closing”, and such private placement, the “Private Placement”), for a cash purchase price from NPV I of $8.0 million, 80,000 shares of the Issuer’s redeemable convertible preferred stock, par value $0.0001 per share (the “Redeemable Convertible Preferred Stock”), at a purchase price of $100 per share (the “Original Per-Share Purchase Price”), which Redeemable Convertible Preferred Stock NPV I may convert from time to time into shares of Common Stock as described in Item 6 below.

In addition, for no additional purchase-price consideration, at the Closing, NPV I will acquire (i) a warrant (in the form attached as Exhibit 99.2 hereto) with a term of two years (such warrant, the “Short-Term Warrant”) to purchase 1,692,549 shares of Common Stock and (ii) a warrant (in the form attached as Exhibit 99.3 hereto) with a term of seven years (such warrant, the “Long-Term Warrant” and, together with the Short-Term Warrant, the “Warrants”) to purchase 3,385,097 shares of Common Stock. Both Warrants have a per-share exercise price equal to $2.5996. The number of shares of Common Stock underlying the Warrants and the exercise price are subject to customary adjustments in the event of any stock split, stock dividend and/or certain other events involving the Issuer.

The Closing and related acquisition of the Redeemable Convertible Preferred Stock and the Warrants will occur upon the fulfillment and/or waiver by the parties to the Purchase Agreement of several customary closing conditions.

The foregoing references to and descriptions of the Purchase Agreement and the Warrants, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Purchase Agreement and the Warrants, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Items 3 and 6 of this Amendment No. 2 is incorporated by reference into this Item 4.

NPV I will acquire the Redeemable Convertible Preferred Stock and the Warrants in the ordinary course of its business and because it believes that the Redeemable Convertible Preferred Stock and the Warrants represent an attractive investment in accordance with its investment strategy. Subject to the limitations imposed by applicable federal and state securities laws, NPV I may sell or otherwise transfer the Redeemable Convertible Preferred Stock and Warrants (including the Common Stock underlying the Redeemable Convertible Preferred Stock and Warrants). To the extent permitted by the Certificate of Designation (as defined below), NPV I may also convert the Redeemable Convertible Preferred Stock and/or exercise the Warrants for shares of Common Stock, and/or directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon its ongoing evaluation of its investment in the Issuer.

Other than as described in this Amendment No. 2, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the events set out in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer by the Reporting Persons (other than upon the potential future conversion of the Redeemable Preferred Stock and/or exercise of the Warrants in exchange for Common Stock); a change to the present board of directors of the Issuer; a material change to the present capitalization of the Issuer; and/or changes in the Issuer’s charter, bylaws or instruments corresponding thereto in a manner that may impede the acquisition of control of the Issuer. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

The filing of this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are members of a “group” with the other investors in the Private Placement for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock or other securities held or otherwise beneficially owned by the other investors in the Private Placement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 2 is incorporated herein by reference into this Item 6.

The following is a description of certain terms of the Redeemable Convertible Preferred Stock that NPV I will acquire at the Closing:

Pursuant to the Certificate of Designation of the Redeemable Convertible Preferred Stock that the Issuer filed with the Secretary of State of the State of Delaware on June 1, 2023 (the “Certificate of Designation”), each holder of Redeemable Convertible Preferred Stock is entitled to receive cumulative dividends on the Accrued Value (as defined below) of each share of Redeemable Convertible Preferred Stock at an initial rate of 8% per annum, compounded quarterly. Dividends on the Redeemable Convertible Preferred Stock are payable in kind and accrue on the Accrued Value of each share of Redeemable Convertible Preferred Stock until the earlier of conversion, redemption, consummation of a change of control or a liquidation event, or upon failure to mandatorily convert due to the Conversion Blockers (as defined below) or applicable regulatory restrictions. The “Accrued Value” means, with respect to each share of Redeemable Convertible Preferred Stock, the sum of (i) the Original Per-Share Purchase Price plus (ii) on each quarterly dividend date, an additional amount equal to the dollar value of any dividends on a share of Redeemable Convertible Preferred Stock that have accrued on any dividend payment date and that have not previously been added to such Accrued Value.

Upon the consummation of (i) a reorganization, merger or consolidation of the Issuer, (ii) the sale lease, transfer, or exclusive license or other disposition by the Issuer or any of its subsidiaries of all or substantially all of the assets of the Issuer and its subsidiaries, (iii) the issuance or transfer of shares of capital stock of the Issuer representing at least 50% of the voting power of the voting securities of the Issuer or (iv) the completion of any tender offer or exchange offer pursuant to which holders of Common Stock are permitted to sell their shares equaling 50% or more of the outstanding Common Stock for other securities, cash or property and which offer has been accepted by the holders of 50% or more of the outstanding Common Stock (each a “Deemed Liquidation Event”), in each case that occurs prior to the second anniversary of the Closing, the holder of each share of Redeemable Convertible Preferred Stock will be entitled to receive, in preference to the holders of Common Stock and any junior preferred stock of the Issuer, an amount per share equal to the greater of (a) 200% multiplied by the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value and (b) the amount that such shares would have been entitled to receive if they had converted into Common Stock immediately prior to such Deemed Liquidation Event. Upon the consummation of a Deemed Liquidation Event that occurs on or after the second anniversary of the Closing, or upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer (each a “Liquidation Event”), the holder of each share of Redeemable Convertible Preferred Stock will be entitled to receive, in preference to the holders of Common Stock and any junior preferred stock, an amount per share equal to the greater of (1) the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value and (2) the amount that such shares would have been entitled to receive if they had converted into Common Stock immediately prior to such Deemed Liquidation Event or Liquidation Event.

The Issuer will have the right to require NPV I and the other investors in the Private Placement to convert the Redeemable Convertible Preferred Stock into Common Stock if, at any time following the third anniversary of the Closing, the then market trading price of a share of Common Stock exceeds 250% of the Conversion Price (as defined below) for 30 consecutive trading days. The Issuer’s ability to require this conversion is subject to certain “blockers” in respect of a holder’s beneficial ownership of Common Stock (the “Conversion Blockers”). (But, as of the filing date of this Amendment No. 2, and for so long as NPV I and the other Reporting Persons beneficially own in the aggregate more than 19.99% of the outstanding Common Stock, then NPV I and the other Reporting Persons are not subject to these Conversion Blockers.) The “Conversion Price” will initially be $2.3633 per share of Redeemable Convertible Preferred Stock, subject to proportionate adjustment for any stock split, stock dividend or distribution, reclassification, exchange or substitution, merger or reorganization or other similar recapitalization event involving the Issuer.

On or at any time following the seventh anniversary of the Closing, (i) the Issuer will have the right to redeem the Redeemable Convertible Preferred Stock for cash consideration per share equal to the sum of the Accrued Value, as of the date of redemption, plus an amount equal to all accrued or declared and unpaid dividends on such share of Redeemable Convertible Preferred Stock that have not previously been added to such Accrued Value, and (ii) each holder of Redeemable Convertible Preferred Stock will also have the right to cause the Issuer to redeem the Redeemable Convertible Preferred Stock held by such holder at the same per-share price as set forth in the immediately preceding clause (i).

At any time and from time to time at their election, the holders of Redeemable Convertible Preferred Stock will have the option to convert the Redeemable Convertible Preferred Stock into shares of Common Stock by dividing (i) the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on such share of the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value by (ii) the Conversion Price in effect at the time of such conversion. This right to convert is subject to the Conversion Blockers.

Holders of Redeemable Convertible Preferred Stock are entitled to vote together with holders of Common Stock (based on one vote per share of Common Stock into which the shares of Redeemable Convertible Preferred Stock are convertible on the applicable record date for such vote) on any matter on which the holders of Common Stock are entitled to vote. In addition, the Issuer is prohibited from taking certain actions without the approval of holders of a majority of the Redeemable Convertible Preferred Stock (or in some cases, of a super majority or of all of the Redeemable Convertible Preferred Stock).

The foregoing references to and descriptions of the Certificate of Designation do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Certificate of Designation, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

The following is a description of certain terms of the Purchase Agreement (relating to NPV I’s purchase of the Redeemable Convertible Preferred Stock and Warrants) and the Warrants that NPV I will acquire at the Closing, as well as of other related transaction documents:

Purchase Agreement. Pursuant to the Purchase Agreement, the Issuer made customary representations and warranties to NPV I relating to, among other things, the Issuer, its capitalization, its business, the issuance of the Redeemable Convertible Preferred Stock and of the Warrants and the Issuer’s authorization to enter into the transaction. NPV I made customary representations and warranties to the Issuer relating to, among other things, NPV I’s authorization to enter into the transaction and securities-law matters.

Also in the Purchase Agreement, the Issuer agreed to indemnify NPV I and certain of its related parties for losses and liabilities suffered or incurred by them as a result of, among other things, the Issuer’s breach of any of its representations, warranties, covenants or agreements in the Purchase Agreement or in any other transaction documents.

The foregoing references to and descriptions of the Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Warrants. At the Closing, NPV I will acquire (i) the Short-Term Warrant to purchase 1,692,549 shares of Common Stock, which Short-Term Warrant expires on the second anniversary of the Closing, and (ii) the Long-Term Warrant to purchase 3,385,097 shares of Common Stock, which Long-Term Warrant expires on the seventh anniversary of the Closing. Both Warrants have a per-share exercise price equal to $2.5996. The number of shares of Common Stock underlying the Warrants and the exercise price are subject to customary adjustments in the event of any stock split, stock dividend and/or certain other events involving the Issuer.

Registration Rights Agreement. At the Closing, NPV I and the other investors in the Private Placement will enter into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer in the form attached as Exhibit 99.5 hereto. Pursuant to the Registration Rights Agreement, NPV I will receive shelf registration rights with respect to the shares of Common Stock underlying its Redeemable Convertible Preferred Stock and Warrants.

The foregoing references to and descriptions of the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Amendment No. 1 to Investors’ Rights Agreement. On May 31, 2023, the Issuer entered into Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement, dated as of December 19, 2019 (as amended by such Amendment No. 1, the “Investors’ Rights Agreement”), by and among the Issuer, NPV I and certain other investors in the Issuer. Pursuant to this Amendment No. 1, the Issuer agreed to extend the term of NPV I’s and the other investors’ registration rights under the Investors’ Rights Agreement in respect of their “Registrable Securities” under the Investors’ Rights Agreement. As amended by this Amendment No. 1, these rights will now continue (for NPV I) until such time as it no longer holds any “Registrable Securities” under the Registration Rights Agreement. In that event, NPV I’s registration rights under the Investors’ Rights Agreement then terminate ten days following the Issuer providing advance notice of that termination to NPV I.

The foregoing references to and descriptions of the Investors’ Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement, which Amendment No. 1 is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Item 7.	Exhibits

Exhibit	Description
Exhibit 99.1	Redeemable Convertible Preferred Stock and Warrant Purchase Agreement, dated May 31, 2023, by and among Telesis Bio Inc., Northpond Ventures, LP and the other investors named therein (incorporated by reference to Exhibit 10.1 to Telesis Bio Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2023).
Exhibit 99.2	Form of Common Stock Purchase Warrant (Short-Term) (incorporated by reference to Exhibit 4.1 to Telesis Bio Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2023).
Exhibit 99.3	Form of Common Stock Purchase Warrant (Long-Term) (incorporated by reference to Exhibit 4.2 to Telesis Bio Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2023).
Exhibit 99.4	Form of Certificate of Designation of Redeemable Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 1, 2023 (incorporated by reference to Exhibit 3.1 to Telesis Bio Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2023).
Exhibit 99.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Telesis Bio Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2023).
Exhibit 99.6	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated as of May 31, 2023, by and among Telesis Bio Inc., Northpond Ventures, LP and the other investors party thereto (incorporated by reference to Exhibit 10.3 to Telesis Bio Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2023).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures II, LP By: Northpond Ventures GP II, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP II, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Michael P. Rubin

/s/ Michael P. Rubin

SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D (TELESIS BIO INC.)